UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40580

Sentage Holdings Inc.

501, Platinum Tower, 233 Taicang Rd., Huangpu,

Shanghai City, the PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On December 9, 2022, Sentage Holdings Inc. (the “Company”) reported its financial results for the six months ended June 30, 2022. The Company hereby furnishes the following document as exhibit to this report: “Press Release”.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 9, 2022

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
Name:	Qiaoling Lu
Title:	Chief Executive Officer

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